O L S H A N	1325 AVENUE OF THE AMERICAS ● NEW YORK, NEW YORK 10019 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  AFINERMAN@OLSHANLAW.COM

DIRECT DIAL:  212.451.2289

April 26, 2018

VIA EDGAR AND ELECTRONIC MAIL

Dominic Minore, Esq.

Senior Counsel
U.S. Securities and Exchange Commission

Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Managed Duration Investment Grade Municipal Fund (“MZF” or the “Fund”) Preliminary Proxy Statement on Schedule 14A with respect to MZF’s Annual Meeting

Filed on April 13, 2018 by Karpus Management, Inc., et al. (the “Proxy Statement”)

File No. 811-21359

Dear Mr. Minore:

We acknowledge receipt of the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or “SEC”), delivered via telephone on April 20, 2018 (the “Staff Correspondence”) with regard to the above-referenced matters. We have reviewed the Staff Correspondence with our client, Karpus Management, Inc. d/b/a Karpus Investment Management (“Karpus Investment Management”), and the other participants in the solicitation (collectively, “Karpus”), and provide the following responses on Karpus’ behalf. For ease of reference, the comments in the Staff Correspondence are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

Proxy Statement

Proposal 1, pages 5-6

1.	Please confirm that all information required by Item 22(b) of Schedule 14A has been disclosed in the Proxy Statement.

Karpus acknowledges the Staff’s comment and believes that all information required by Item 22(b) of Schedule 14A has been disclosed in the Proxy Statement. For clarification, Karpus has revised the Proxy Statement to include the information required by Item 22(b)(1) in table form. Please see page 13 of the Proxy Statement.

2.	Please add the word “KARPUS” before “NOMINEE” in the sentence “Please see ‘ADDITIONAL INFORMATION ABOUT THE NOMINEE.’”

Karpus acknowledges the Staff’s comment and has revised the Proxy Statements to add the word “KARPUS” before “NOMINEE” in the above sentence. Please see page 5 of the Proxy Statement.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

April 26, 2018

3.	In the Summary Statistics Table (the “Karpus Table”) on page 6 of the Proxy Statement:
a.	Please include the full name and ticker symbol of each peer group member.

Karpus acknowledges the Staff’s comment and has revised the Proxy Statements to include the full names and ticker symbols of each peer group member. Please see page 6 and Appendix C of the Proxy Statement.

b.	Please advise why 10-year data was not included since the Fund was launched in 2004.

Karpus acknowledges the Staff’s comment. On a supplemental basis, the 10-year data was not included because Karpus merely wanted to keep the chart succinct and easy for fellow shareholders to understand and read. Karpus does not believe the exclusion of such 10-year information is materially misleading.

c.	Please add disclosure to briefly describe how NAV returns are calculated and what this reflects.

Karpus acknowledges the Staff’s comment and has revised the Proxy Statements to include a footnote explaining the above concept. Please see page 6 of the Proxy Statement.

d.	Please add disclosure to briefly describe the yields and clarify what periods of time they cover.

Karpus acknowledges the Staff’s comment and has revised the Proxy Statements to include a footnote explaining the above concept. Please see page 6 of the Proxy Statement.

e.	On the 5 year average premium/discount, please add disclosure to briefly describe what this represents and what this is in relation to.

Karpus acknowledges the Staff’s comment and has revised the Proxy Statements to include a footnote explaining the above concept. Please see page 6 of the Proxy Statement.

f.	In the rank column, please explain why some are out of 58 and others 56, and if there is a reasons, so state.

Karpus acknowledges the Staff’s comment and has revised the Proxy Statements to include a footnote explaining the above concept. Please see page 6 of the Proxy Statement.

4.	Beneath the Karpus Table on page 6, in the footnote, please state whether info is being reproduced without express permission of sources cited.

Karpus acknowledges the Staff’s comment and has revised the Proxy Statement to clarify that information in the Karpus Table is being reproduced without the express permission of the sources cited. Please see page 6 and Appendix C of the Proxy Statement.

April 26, 2018

5.	Please clarify that the reference to the fact that “they have not questioned...” on page 6 such that the statement reflects information of which Karpus has knowledge.

Karpus acknowledges the Staff’s comment and has revised the Proxy Statement to change the reference to “they have not questioned…” to “they have not taken action to address…” Please see page 6 of the Proxy Statement.

Proposal 2, pages 7-8

6.	The same table is included in Proposal 2 as in Proposal 1. Please cross reference the information included in the table in Proposal 1 addressing Comment 3 above.

Karpus acknowledges the Staff’s comment and has revised the Proxy Statement to cross reference the information added in response to Comment 3 above. Please see page 7 of the Proxy Statement.

7.	Please clarify in the narrative following the 14a-8 Proposal, that the shareholder proposal of a new investment advisory contract is not being solicited on at this time but would be sought at a later date in the event shareholders approve the termination of existing investment advisory contract.

Karpus acknowledges the Staff’s comment and has revised the Proxy Statement to clarify that proxies are not being solicited to approve a new investment advisory contract at this time but may be in the future if the existing contract is terminated. Please see page 7 of the Proxy Statement.

8.	Please clarify what is meant by “our filings” in the second paragraph on page 8.

Karpus acknowledges the Staff’s comment and has revised the Proxy Statement to clarify that “our filings” is in reference to Karpus’ Schedule 13D disclosing the nomination and submission of proposals. Please see page 8 of the Proxy Statement.

9.	Please clarify that the references to the term “disruptive” is further in response to the Fund’s Statement of Opposition that the Fund will file in its proxy statement.

Karpus acknowledges the Staff’s comment and has revised the Proxy Statement to clarify that the references to “disruptive” are to the Fund’s Statement of Opposition. Please see page 7 of the Proxy Statement.

10.	Please add appropriate no assurance language with respect to (i) the fact that a new investment adviser will be superior to the existing adviser and (ii) that a new investment adviser may not necessarily improve the Fund’s performance.

Karpus acknowledges the Staff’s comment and has revised the Proxy Statement to add the appropriate no assurance language. Please see page 8 of the Proxy Statement.

April 26, 2018

Other Matters to Come Before the Annual Meeting, page 10

11.	Reference is made to the following sentence in the Proxy Statement: “Such discretionary authority will include the ability to vote shares on any proposal to adjourn the Annual Meeting.” Please confirm whether the Proxy Statement needs to include a separate proposal regarding adjournment of the Annual Meeting or if discretionary authority is granted pursuant to Rule 14a-4(c) under the Exchange Act.

Karpus acknowledges the Staff’s comment, but believes that this comment is better directed at the Fund. Karpus has no ability to add proposals to the agenda of the Annual Meeting at this time. If the Fund adds an adjournment proposal to its proxy statement, then Karpus will add the same to the Proxy Statement, however, if the Fund does not include any such proposal, then Karpus should be entitled to exercise its discretion with respect to an adjournment. Karpus believes an adjournment by the Fund at the Annual Meeting would constitute a matter on which Karpus could exercise discretion pursuant to Rule 14a-4(c)(1) and 14a-4(c)(7).

Solicitation of Proxies, page 12

12.	Reference is made to the following sentence in the Proxy Statement: “Karpus intends to seek reimbursement from the Fund, to the fullest extent permitted by law, of all expenses it incurs in connection with the Solicitation.” Please confirm whether such reimbursement is permitted provided Section 17 of the Investment Company Act of 1940, as amended (the “Investment Company Act”).

Karpus acknowledges the Staff’s comment. Since the above sentence expressly includes the qualifier “to the fullest extent permitted by law,” we believe no change is necessary. If Karpus seeks reimbursement from the Fund, the Board will determine whether such reimbursement is permitted under the Investment Company Act.

13.	Please confirm whether or not Arthur Charles Regan would recuse himself from whether or not to reimburse Karpus or not if he is elected to the Board at the Annual Meeting.

Karpus acknowledges the Staff’s comment. Mr. Regan is the President & CEO of Regan & Associates Inc. (“RAI”), which is the proxy solicitor to Karpus, including in connection with the solicitation at the Fund. On a supplemental basis, RAI is not entitled to any compensation from Karpus that is contingent or conditioned upon Karpus receiving reimbursement from the Fund. The mere fact that RAI acts as proxy solicitor to Karpus would not, in our opinion, but ultimately subject to the determination of the Board, create such a conflict of interest, such that Mr. Regan would be required to recuse himself from Board deliberations and voting on whether or not to reimburse Karpus.

*        *     *     *     *

In addition, the Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,

/s/ Adam W. Finerman

Adam W. Finerman

cc:	Brett Gardner, Karpus Investment Management Daniel Lippincott, Karpus Investment Management